UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        --------------------------------


                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


       Commission File Number 33-89818, 33-96568, 333-08041 and 333-57107

                         CLUBCORP STOCK INVESTMENT PLAN
                            (Full title of the plan)


                                 CLUBCORP, INC.
       (Exact name of issuer of the securities held pursuant to the plan)


                      3030 LBJ FREEWAY, DALLAS, TEXAS 75234
                     (Address of principal executive office)


                                 (972) 243-6191
                (Issuer's telephone number; including area code)

                         CLUBCORP STOCK INVESTMENT PLAN
                       INDEX TO ANNUAL REPORT ON FORM 11-K

(a)  Financial  Statements

     Description
     -----------

     Independent  Auditors'  Report

     Statements of Net Assets Available for Benefits as of December 31, 1998 and
       1997

     Statements of Changes in Net Assets Available for Benefits for the Years
       Ended December 31, 1998 and 1997

     Notes to Financial Statements

     Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1998

     Item 27(d) - Schedule of Reportable Transactions for the year ended December 31, 1998

(b)  Signatures

(c)  Exhibit 23.1 - Consent of KPMG LLP

                          INDEPENDENT AUDITORS' REPORT


The Board of Trustees
ClubCorp Stock Investment Plan:

We have audited the accompanying statements of net assets available for benefits of ClubCorp Stock Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ClubCorp Stock Investment Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1998 and the schedule of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      KPMG LLP

June 21, 1999

                         CLUBCORP STOCK INVESTMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 1998 and 1997


                                                            1998          1997
                                                        -------------  ----------
Assets:
   ClubCorp, Inc. common stock, at fair value (note 2)  $  65,278,819  53,652,313
   Short-term investments, at fair value (note 2)           1,350,945     404,874
   Cash                                                       284,927     319,291
   Receivables (note 3):
      Employer contributions                                1,876,109   1,774,078
      Employee contributions                                  113,121     127,501
                                                        -------------  ----------

                                                            1,989,230   1,901,579
                                                        -------------  ----------

            Total assets                                   68,903,921  56,278,057
                                                        -------------  ----------

Liabilities - miscellaneous payables                                -       8,625
                                                        -------------  ----------

            Net assets available for benefits           $  68,903,921  56,269,432
                                                        =============  ==========


See accompanying notes to financial statements.

                         CLUBCORP STOCK INVESTMENT PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 1998 and 1997


                                                                 1998          1997
                                                             -------------  ----------
Additions to net assets attributed to:
   Employer contributions                                    $   2,687,437   2,466,900
   Employee contributions                                        5,894,318   5,321,242
   Net appreciation in fair value of investments -
     ClubCorp, Inc. common stock (note 2)                        9,326,526   8,194,188
   Investment income                                                79,776      85,758
                                                             -------------  ----------

                                                                17,988,057  16,068,088

Deductions from net assets attributed to:
   Benefits paid and withdrawals                                 5,198,229   6,102,748
   Administrative expenses                                         155,339     150,443
                                                             -------------  ----------

                                                                 5,353,568   6,253,191
                                                             -------------  ----------

         Net increase in net assets available for benefits      12,634,489   9,814,897

Net assets available for benefits:
   Beginning of year                                            56,269,432  46,454,535
                                                             -------------  ----------

   End of year                                               $  68,903,921  56,269,432
                                                             =============  ==========


See accompanying notes to financial statements.

                         CLUBCORP STOCK INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(1)  GENERAL
The ClubCorp Stock Investment Plan (Plan) is a defined contribution plan covering all employees of ClubCorp, Inc.'s participating subsidiaries (ClubCorp) who have completed one year of service and worked at least l,000 hours during their eligibility year of service. The sponsoring Employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for more complete information.

(A)  BASIS OF PRESENTATION
The  accompanying  financial  statements have been prepared on an accrual basis.

(B)  CONTRIBUTIONS
Participating employees may elect to contribute up to 6% of their eligible compensation to the Plan. The Employer matches 20% of the employee contributions and may, at its discretion, match up to an additional 30% of employee contributions. For the years ended December 31, 1998 and 1997, ClubCorp made discretionary contributions of approximately $1,558,000 and $1,430,000, respectively.

The maximum amount which may be added to any participant's account in any year is the lesser of $30,000 or 25% of their compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant's share of ClubCorp's contributions.

(C)  PARTICIPANT  ACCOUNTS
Each participant's account is credited with the allocation of ClubCorp's contributions based on the participant's contributions to the Plan. Earnings and losses from investments are allocated to the participants' accounts based on their individual quarter-end balances. Forfeitures of terminated participants' nonvested accounts are used to cover direct administrative expenses of the Plan (see note l(f)).

(D)  VESTING
Participants are gradually vested in ClubCorp's contributions as determined by years of continuous service based on one hour of service for each Plan year. Full vesting is attained after seven years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon.

(E)  PAYMENT OF BENEFITS
Benefits are paid to participants upon retirement, permanent disability, termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period, or through transfer to another retirement plan in an amount equal to the value of the participant's account.

(F)  ADMINISTRATIVE EXPENSES
Forfeitures are used by the Plan to pay direct administrative expenses which amounted to $155,339 and $150,443 in 1998 and 1997, respectively. Indirect expenses and any direct expenses not covered by forfeitures are paid by ClubCorp. Indirect administrative expenses of $313,775 and $301,755 were paid by ClubCorp on behalf of the Plan in 1998 and 1997, respectively.

(G)  PLAN TERMINATION
Although it has not expressed any intent to do so, ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net Plan assets would be distributed to Plan participants based on each participant's account balance.

(H)  FORM 5500 RECONCILIATION
The net assets available for benefits recorded in the Plan's Form 5500 as of December 31, 1998 and 1997 are less than the corresponding amounts reported in the accompanying financial statements by $1,153,951 and $906,617, respectively. These differences relate to benefits payable at year-end for terminations.

(I)  USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


(2)  INVESTMENTS
The following table presents the fair value of investments at December 31, 1998 and 1997.


                                         1998                    1997
                                 ----------------------  ----------------------
                                  UNITS/       FAIR       UNITS/       FAIR
                                  SHARES       VALUE      SHARES       VALUE
                                 ---------  -----------  ---------  -----------
Investment at estimated fair
  value - ClubCorp, Inc.
  common stock                   3,932,459  $65,278,819  3,775,673  $53,652,313

Investments at quoted market
  value - Dreyfus Institutional
  Government Money
  Market Fund                    1,350,945    1,350,945    404,874      404,874
                                            -----------             -----------
                                            $66,629,764             $54,057,187

If  available,  quoted  market prices are used to value investments of the Plan.
Because there is no public market for the common stock of ClubCorp, its fair value is based upon a Formula Price which is determined quarterly by ClubCorp using a formula based on certain financial measures. The Trustees of the Plan have retained a Financial Advisor to perform an independent appraisal of ClubCorp four times each year following delivery of the ClubCorp's quarterly financial statements. Based upon such appraisals, the Financial Advisor confirms that the Formula Price falls within the range of fair market value of the common stock. During the years ended December 31, 1998 and 1997, purchases of common stock made by the Plan were from two individual shareholders and ClubCorp.


(3)  EMPLOYER CONTRIBUTIONS RECEIVABLE
Matching contributions are allocated to employees' accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter's Employer match credited to employees' accounts but not received at December 31, 1998 and 1997. At December 31, 1998 and 1997, Employer contributions receivable includes the Employer discretionary contribution of approximately $1,558,000 and $1,430,000, respectively (see note 1(b)).


(4)  FEDERAL INCOME TAXES
The Plan obtained its latest tax determination letter on July 15, 1998, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.


(5)  FINANCIAL INSTRUMENTS
The carrying values of financial instruments such as cash, receivables and liabilities approximate their fair values because of the nature and short maturity of these instruments. ClubCorp, Inc. common stock and short-term investments are carried at fair value.


(6)  SUBSEQUENT EVENT
The Plan was amended and restated into an employee stock ownership plan effective as of January 1, 1999, known as the ClubCorp Employee Stock Ownership Plan (the "Amended Plan"). Eligible employees continue to have the opportunity to invest 1% to 6% of their pretax compensation, subject to certain limitations. The participating subsidiaries' matching contributions and vesting schedule remained the same.

Funds that were in the Plan before January 1, 1999, remain in the Amended Plan. Generally, contributions to the Amended Plan will be invested in ClubCorp stock. Participants may elect to diversify a portion of their account assets upon meeting certain age and participation requirements. In addition, upon termination, retirement or permanent disability, a participant or beneficiary may demand distribution of ClubCorp common stock in lieu of cash.

                                                                      SCHEDULE 1


                         CLUBCORP STOCK INVESTMENT PLAN
          Item 27(a) - Schedule of Assets Held for Investment Purposes
                             as of December 31, 1998


                                    DESCRIPTION OF                  CURRENT
       IDENTITY OF ISSUE              INVESTMENT        COST         VALUE
---------------------------------  ----------------  -----------  -----------
Common stock - ClubCorp, Inc.*     3,932,459 shares  $26,724,373  $65,278,819

Short-term investments - Dreyfus
   Institutional Government Money
   Market Fund                      1,350,945 units  $ 1,350,945  $ 1,350,945

*Party-in-interest


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                         CLUBCORP STOCK INVESTMENT PLAN
                Item 27(d) - Schedule of Reportable Transactions
                      for the year ended December 31, 1998


                                                                                             EXPENSE                CURRENT VALUE
                                              AGGREGATE                                     INCURRED                   ASSET ON
                           DESCRIPTION OF     NUMBER OF     PURCHASE     SELLING   LEASE      WITH        COST OF    TRANSACTION
                                ASSET        TRANSACTIONS    PRICE        PRICE    RENTAL  TRANSACTION     ASSET        DATE
                          -----------------  ------------  ----------  ----------  ------  -----------  ----------  -------------
Purchases:
   Dreyfus Institutional
      Government Money
         Market Fund      Money market fund             8  $3,188,677           -       -            -  $3,188,677  $   3,188,677

Sales:
   Dreyfus Institutional
      Government Money
         Market Fund      Money market fund             2  $        -  $2,300,000       -            -  $2,300,000  $   2,300,000




                           NET
                           GAIN
                          (LOSS)
                          ------
Purchases:
   Dreyfus Institutional
      Government Money
         Market Fund           -

Sales:
   Dreyfus Institutional
      Government Money
         Market Fund           -


See accompanying independent auditors' report.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                CLUBCORP STOCK INVESTMENT PLAN

                                CLUBCORP, INC.
                                 Plan Administrator

Date:  June 28, 1999            By:  /s/James P. McCoy, Jr.
--------------------            ----------------------------
                                James P. McCoy, Jr.
                                Chief Financial Officer
                                and Executive Vice President
                                (chief accounting officer)